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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92342R 20 3

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 92342R 20 3

1.	Name of Reporting Person: David H. Langstaff		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,082,855

6.	Shared Voting Power:
2,440,388*
* Until February 1, 2003, Mr. Langstaff was the co-trustee of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan. Mr. Langstaff asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of common stock he holds in the Issuer's stock fund trust.

		7.	Sole Dispositive Power: 1,082,855

8.	Shared Dispositive Power:
2,440,388*
* Until February 1, 2003, Mr. Langstaff was the co-trustee of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan. Mr. Langstaff asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of common stock he holds in the Issuer's stock fund trust.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,523,243*
* As stated above, Mr. Langstaff disclaims beneficial ownership of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of common stock he holds in the Issuer's stock fund trust.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.2%

12.	Type of Reporting Person: IN

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13G

Item 1.
	(a)	Name of Issuer:
Veridian Corporation
	(b)	Address of Issuer's Principal Executive Offices:
1200 South Hayes Street, Suite 1100 Arlington, Virginia 22202

Item 2.
	(a)	Name of Person Filing:
David H. Langstaff
	(b)	Address of Principal Business Office or, if none, Residence:
1200 South Hayes Street, Suite 1100 Arlington, Virginia 22202
	(c)	Citizenship:
United States
	(d)	Title of Class of Securities:
Common stock, par value $0.0001 per share (the "Common Stock")
	(e)	CUSIP Number:
92342R 20 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
3,523,243*

* Mr. Langstaff disclaims beneficial ownership of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of common stock he holds in the Issuer's stock fund trust.
(b) Percent of class:
10.2%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
1,082,855
(ii) Shared power to vote or to direct the vote:
2,440,388*

* Until February 1, 2003, Mr. Langstaff was the co-trustee of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan. Mr. Langstaff asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of Common Stock he holds in the Issuer's stock fund trust.
(iii) Sole power to dispose or to direct the disposition of:
1,082,855
(iv) Shared power to dispose or to direct the disposition of:
2,433,695*

* Until February 1, 2003, Mr. Langstaff was the co-trustee of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan. Mr. Langstaff asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Issuer's stock fund trust, other than the 6,693 shares of Common Stock he holds in the Issuer's stock fund trust.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances, beneficiaries of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities. Mr. Langstaff is reporting holdings over which he is deemed to be a beneficial owner by virtue of his status as co-trustee of the Issuer's stock fund trust created under the Veridian Retirement Savings Plan which holds approximately 7.2% of the outstanding shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

By:	/s/ DAVID H. LANGSTAFF
Name:	David H. Langstaff

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